FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  21,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
Sandra  J.  Hall,  President,  Secretary  &  Director

BRITISH  COLUMBIA  SECURITIES  COMMISSION

ANNUAL  REPORT
BC  FORM  51-901F
(Previously  Form  61)





FREEDOM  OF  INFORMATION  AND  PROTECT OF PRIVACY ACT:  The personal information
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requested  on  this  form  is  collected under the authority of and used for the
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purposes of administering the Securities Act.  Questions about the collection or
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use  of this information can be directed  to the Supervisor, Financial Reporting
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(604-899-6729),  P.O.  Box  10142,  Pacific  Centre,  701  West  Georgia Street,
--------------------------------------------------------------------------------
Vancouver,  B.C.  V7Y  1L2  Toll  Free  in  British  Columbia  1-800-373-6393.
------------------------------------------------------------------------------





            ISSUER DETAILS     FOR THE YEAR ENDED     DATE OF REPORT
NAME  OF  ISSUER     Y                  M                D     Y
M                 D

ENERGY  POWER  SYSTEMS  LIMITED     2002      06         30     2002       11
15


ISSUER  ADDRESS

2  Adelaide  Street  West,  Suite  301
--------------------------------------

     CITY/                                            PROVINCE     POSTAL CODE
                    ISSUER FAX NO.     CONTACT TELEPHONE NO.

Toronto                   Ontario     M5H  1L6     416-861-9623     416-861-1484
---------------------------------     --------     ------------     ------------

CONTACT  PERSON     CONTACTS  POSITION     CONTACT  TELEPHONE  NO.

Scott  Hargreaves     Chief  Financial  Officer     416-861-1484
-----------------     -------------------------     ------------

CERTIFICATE
-----------
The  three  schedules  required  to  complete  this  Report are attached and the
--------------------------------------------------------------------------------
disclosure  contained  therein  has  been approved by the Board of Directors.  A
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copy  of  this  Report  will  be  provided  to  any shareholder who requests it.
--------------------------------------------------------------------------------

                  DIRECTOR'S SIGNATURE          DATE OF REPORT
     PRINT  FULL  NAME     Y                  M                 D
"Sandra  Hall"
     Sandra  Hall     2002       11         15
     ------------     ------------------------
                                      DATE OF REPORT
          Y                  M                 D
DIRECTOR'S  SIGNATURE     PRINT  FULL  NAME
          2002       11         15
"James  C.  Cassina"     James  C.  Cassina
--------------------     ------------------











ENERGY  POWER  SYSTEMS  LIMITED
FORM  51-901F-ANNUAL  REPORT  FOR  June  30,  2002
November  15,  2002                                             PAGE  2
_
_______

SCHEDULE  A:     FINANCIAL  INFORMATION

See audited consolidated financial statements of the Company for the fiscal period ended June 30, 2002.

SCHEDULE  B:     SUPPLEMENTARY  INFORMATION

1.     ANALYSIS  OF  EXPENSES
       ----------------------


                               [GRAPHIC  OMITED]




                               [GRAPHIC  OMITED]





2.     RELATED  PARTY  TRANSACTIONS
       ----------------------------

During  the  year  the  Company  did  not enter into related party transactions.

ENERGY  POWER  SYSTEMS  LIMITED
FORM  51-901F-ANNUAL  REPORT  FOR  June  30,  2002
November  15,  2002                                             PAGE  3
_
_______




3.     SUMMARY  OF  SECURITIES  ISSUED  AND  OPTIONS  GRANTED  DURING THE PERIOD
       -------------------------------------------------------------------------

For a summary of securities issued and options granted during the year ended June 30, 2002 please see note 10 of the consolidated financial statements.

4.     SUMMARY  OF  SECURITIES  AS  AT  END  OF  THE  REPORTING  PERIOD
       ----------------------------------------------------------------

For a summary of securities as at end of the Reporting period please see note 10 of the consolidated financial statements.


5.     LIST  OF  DIRECTORS  AND  OFFICERS:
       -----------------------------------

The directors and officers of the Company as at the date of this report are as follows:

     Directors:     James  C.  Cassina
               Sandra  J.  Hall
               Milton  Klyman
               Ian  S.  Davey
               Ramesh  K.  Naroola

     Officers:          James  C.  Cassina-  Chairman
               Sandra J. Hall-President and Chief Executive Officer Scott T. Hargreaves, CA, CFA - Chief Financial Officer

ENERGY  POWER  SYSTEMS  LIMITED
FORM  51-901F-ANNUAL  REPORT  FOR  June30,  2002
November  15,  2002                                             PAGE  4
_
_______


SCHEDULE  C:     MANGEMENT  DISCUSSION  AND  ANALYSIS

1.     DESCRIPTION  OF  BUSINESS
       -------------------------

Please see Management Discussion and Analysis for the period ending June 30, 2002.


2.     DISCUSSION  OF  OPERATIONS  AND  FINANCIAL  CONDITIONS
       ------------------------------------------------------

Please see Management Discussion and Analysis for the period ending June 30, 2002.


3.     SUBSEQUENT  EVENTS
       ------------------

In addition to the information included in note 18 of the June 30, 2002 consolidated financial statements the following significant event occurred. The three-year employment contract for the Company President, Mr. James Cassina expired under its own terms on June 30, 2002 and was not renewed. Effective July 1, 2002 Ms. Sandra Hall, Company Secretary and Director of the Company was appointed President. Also Mr. Cassina was appointed Chairman of the Board of Directors.


4.     FINANCINGS
       ----------

Please  see  note  10  of  the  June 30, 2002 consolidated financial statements.

5.     LIQUIDITY  AND  SOLVENCY
       ------------------------

Please see Management Discussion and Analysis regarding Liquidity and Capital Resources for the period ending June 30, 2002.